SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                      Report on Form 6-K for November 2001


                                   Novartis AG
                              (Name of Registrant)

                                 Lichtstrasse 35
                                   4056 Basel
                                   Switzerland

                    (Address of Principal Executive Offices)


    Indicate by check mark whether the registrant files or will file annual reports under cover of
                            Form 20-F or Form 40-F.


                             Form 20-F X  Form 40-F
                                      ---          ---

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes    No X
                                       ---   ---

Enclosures:

(1) Novartis submits application to the European Union for Glivec(R)for treatment of GI stromal tumors (November 29, 2001);

(2) World's leading genomics scientists, Brenner, Lander and Venter, receive Novartis Drew University award (November 26, 2001);

(3) Novel Novartis leukemia drug, Glivec(R), receives approval in Japan for CML (November 21, 2001);

(4) Novartis' Biochemie unit opens new institute for basic research in antibiotics (November 9; 2001);

(5) Novartis creates new Singapore research institute for tropical diseases (November 8, 2001);

(6) Novel Novartis leukemia drug Glivec(R)receives approval in European Union (November 8, 2001);


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(7)  Novartis unveils CareCardSM drug discount program in the US to aid needy elderly people who lack prescription drug coverage (November 7, 2001);

(8) Estradot(R), Novartis' new-generation estrogen matrix patch, completes European Mutual Recognition Procedure (November 2, 2001);

(9) Novartis announces new structure for its Board of Directors (November 2, 2001);

(10) Genentech and Novartis update Xolair(TM)BLA amendment timeline (November 1,
     2001).



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





                              Investor Relations       Novartis International AG
                                                       CH-4002 Basel
                                                       Switzerland
                                                       Karen J Huebscher, PH.D.
[Novartis Logo]                                        Tel +41 61 324 8433
                                                       Nafida Bendali
                                                       Tel +41 61 324 3514
                                                       Sabine Moravi, MBA
                                                       Tel + 41 61 324 8989
                                                       Fax + 41 61 324 8844
                                                       Internet Address:
                                                       http://www.novartis.com

                         - Investor Relations Release -


Novartis submits application to the European Union for Glivec(R)for treatment of GI stromal tumors

Approval would represent first new treatment option beyond surgery for gastrointestinal stromal tumors and first use of drug in solid tumors; follows European approval of Glivec for chronic myeloid leukemia

Basel, 29 November 2001 - Novartis announced today that it has submitted an application to the European Agency for the Evaluation of Medicinal Products
(EMEA) seeking a community marketing authorization for its novel drug Glivec(R) (imatinib)(1) for the treatment of patients with unresectable (inoperable) and/or metastatic malignant gastrointestinal stromal tumors (GISTs). The submission follows the European Commission approval of Glivec as an oral therapy for the treatment of adult patients with Philadelphia chromosome (Bcr-Abl) positive chronic myeloid leukemia (CML) in chronic phase after failure of interferon-alpha therapy, or in accelerated phase or blast crisis, on 8 November 2001. In addition, Glivec has been designated as an orphan drug in the EU for GIST.

GISTs are the most common malignant form of sarcoma arising in the gastrointestinal tract. Historically, GISTs have been very difficult to treat due to their high levels of resistance to traditional chemotherapy and radiation therapy. For patients with metastatic or unresectable disease, GISTs represent an incurable malignancy with a median survival of approximately ten to twelve months. Until now, surgery has been the only treatment option, resulting in essentially palliation of this disease. There are approximately 12,000 new cases each year of malignant GISTs worldwide.

"GIST is a very debilitating cancer for which there are few options beyond surgery," said David Parkinson, MD, Vice President, Clinical Research, Novartis Oncology. "Glivec has shown unprecedented responses in these patients and would represent a major advance in the treatment of this solid tumor."

About Glivec and GISTs
The submission to the EU EMEA is supported by data from a Phase II, open-label, multinational study conducted in 147 patients with unresectable or metastatic malignant GIST. Patients were randomized to receive either 400 mg or 600 mg of Glivec daily for up to 24 months. Based on confirmed partial responses at the time of data cut-off for the submission, the overall response rate is 40%. Also, an additional 42% of patients in this study achieved stable disease. Only 12% of


    1 Outside the US: Glivec(R) (imatinib); in the US: Gleevec(TM) (imatinib mesylate)


                                                        Page 3 of 25 Total Pages
patients progressed in the study. These data were also presented at the plenary session of the May, 2001 American Society of Clinical Oncology (ASCO) meeting.

The Phase II data support the encouraging results of a Phase I European Organisation for Research and Treatment of Cancer (EORTC) study of 27 GIST patients that demonstrated that 89% of patients with tumor-related symptoms experienced relief of symptoms, often within one week after starting treatment. This Phase I study was published in the 27 October issue of The Lancet.

Novartis recently submitted a supplemental New Drug Application (sNDA) to the US Food and Drug Administration (FDA) and the IKS in Switzerland for the use of Glivec in patients with unresectable (inoperable) and/or metastatic malignant GISTs, and additional submissions to other health authorities are under preparation.

Glivec background
Glivec is currently approved in the European Union and in more than 35 countries, including the United States, Brazil, Switzerland and Australia for the treatment of chronic myeloid leukemia (CML) in chronic phase after failure of interferon-alpha therapy, or in accelerated phase or blast crisis.

Glivec is one of the first cancer drugs to be developed using rational drug design, based on an understanding of how some cancer cells work. Glivec is believed to target the activity of certain enzymes called tyrosine kinases that play an important role within certain cancer cells. The activity of one of these tyrosine kinases, known as c-kit, is thought to drive the growth and division of most GISTs.

Contraindications and adverse events
Glivec has been well tolerated in patients with GIST. Although almost all patients had adverse events reported at least once during the trial, only a very small percentage had these recorded as either grade 3 or 4 in severity. Five patients (3.4%) withdrew from the study due to adverse events. In this clinical trial, the most common adverse events were nausea; diarrhea; periorbital edema; fatigue; muscle cramps; abdominal pain; dermatitis; vomiting; flatulence; lower limb edema; nasopharyngitis; insomnia; back pain; and pyrexia.

The adverse events in patients with GIST are similar to those in patients with CML, and the majority of CML patients treated with Glivec also experienced adverse events at some time. Most events were of mild to moderate grade.

The foregoing release contains forward-looking statements that can be identified by terminology such as "would represent," "support encouraging results," "new," "major advance," "encouraging results" or similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results with Glivec to be materially different from any future results, performance or achievements expressed or implied by such statements. In particular, management's ability to ensure satisfaction of the EMEA's further requirements is not guaranteed and management's expectations regarding commercialization of Glivec could be affected by, among other things, additional analysis of data; new data; unexpected clinical trial results; unexpected regulatory actions or delays or government regulation generally; the company's ability to obtain or maintain patent or other proprietary intellectual property protection; competition in general; and other risks and factors referred to in the Company's current Form 20-F on file with the Securities and Exchange Commission of the United States. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected.


                                                        Page 4 of 25 Total Pages

Novartis AG (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2000, the Novartis Group's ongoing businesses achieved collective sales of CHF
29.1 billion (USD 17.2 billion) and a net income of CHF 6.5 billion (USD 3.9 billion). The Group invested approximately CHF 4.0 billion (USD 2.4 billion) in R&D. Novartis AG is headquartered in Basel, Switzerland. Novartis Group companies employ about 70,000 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com.


                                                        Page 5 of 25 Total Pages

                                                      Novartis International AG
                                                      Novartis Communications
                                                      CH-4002 Basel
                                                      Switzerland
[Novartis Logo]                                       .
                                                      Tel +41 61 324 2200
                                                      Fax + 41 61 324 3300
                                                      Internet Address:
                                                      http://www.novartis.com

            MEDIA RELEASE o COMMUNIQUE AUX MEDIAS o MEDIENMITTEILUNG

World's leading genomics scientists, Brenner, Lander and Venter, receive Novartis Drew University award

Recipients discuss future of genomics at award symposium in live webcast on http://www.novartis.com

Basel, 27 November 2001 - Three of the world's best-known genome researchers will be awarded the 25th Annual Novartis Drew University Award in Biomedical Research. The recipients - Sydney Brenner, Eric Lander and Craig Venter - pioneered new directions for genomics research and their work has led to the recent publication of the first working draft of the human genome sequence.

The awards will be presented during a symposium to be broadcast live on the internet at http://www.novartis.com on Tuesday 27 November 2001 from 13.30 to
17.30 EDT (19.30 to 23.30 CET - a playback facility will also be available). During the symposium, each recipient will address the future of genome research:

Dr Sydney Brenner, Distinguished Research Professor, The Salk Institute, La Jolla, California will speak on: "The New Genetics: The Place of Genome Sequencing in the Analysis of Gene Function in Higher Organisms".

Dr Brenner's early research was in molecular genetics; he discovered messenger RNA (with Jacob and Meselson) and, with Francis Crick, he showed that the genetic code was composed of triplets. In the 1960s, he changed directions and established C. elegans, a nematode, as a powerful experimental system for the analysis of complex biological processes. As a geneticist, Sydney Brenner saw that the techniques of cloning and sequencing would open up new ways of approaching genetics and he turned to studying vertebrate genomics.

Dr Eric S. Lander, Director Whitehead Institute/MIT Center for Genome Research, will speak on: "The Human Genome and Beyond". Dr Lander has been one of the principal leaders of the Human Genome Project. Under his leadership, the Center for Genome Research has been responsible for developing many of the key tools of modern mammalian genomics. He has also pioneered many of the novel applications of genetics and genomics to biomedical research including the nature of human genetic polymorphisms and their affects on disease processes.

Dr J. Craig Venter, President Celera Genomics Corporation, will speak on:
"Sequencing the Human Genome". Dr Venter's team at Celera sequenced the human, mouse and fruit fly genomes. He developed a new approach to automated DNA sequencing that enabled rapid gene discovery. Dr Venter's team was first to sequence and publish the complete genome sequence of a free-living organism. His overall approach has now become the standard in genome sequencing programs.


                                                        Page 6 of 25 Total Pages

The Novartis Drew Award in Biomedical Research was established in 1977 through the joint sponsorship of the Pharmaceuticals Division of CIBA-Geigy Corporation and Drew University. The purpose of the symposium and award is: to recognize top quality research that extends biomedical knowledge into new areas; to provide intellectual stimulation for students, teachers and researchers in biology, chemistry and medicine; and to provide a meeting of highest scientific quality and interest in New Jersey.

The mapping of the human genome has vastly increased the number of potential targets for drug interaction from 500 to more than 10 000. Novartis is establishing new units, including the Drug Discovery Centre, focused on specific gene and protein families and searching for 'drugable' targets that provide the potential for therapeutic intervention. The company's Functional Genomics and Disease network is working on identifying more causal preventative, safer therapies and new kinds of treatments based on common biological mechanisms that cause diverse disease symptoms.

Novartis AG (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2000, the Novartis Group's ongoing businesses achieved collective sales of CHF
29.1 billion and a net income of CHF 6.5 billion. The Group invested approximately CHF 4.0 billion in R&D. Novartis AG is headquartered in Basel, Switzerland. Novartis Group companies employ about 70 000 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com.

                                      # # #



                                                        Page 7 of 25 Total Pages

                              Investor Relations       Novartis International AG
                                                       CH-4002 Basel
                                                       Switzerland
[Novartis Logo]                                        Karen J Huebscher, PH.D.
                                                       Tel +41 61 324 8433
                                                       Nafida Bendali
                                                       Tel +41 61 324 3514
                                                       Sabine Moravi, MBA
                                                       Tel + 41 61 324 8989
                                                       Fax + 41 61 324 8844
                                                       Internet Address:
                                                       http://www.novartis.com

                         - Investor Relations Release -

Novel Novartis leukemia drug, Glivec(R), receives approval in Japan for CML

Oral cancer drug discovered and developed by Novartis offers unprecedented efficacy and tolerability; third major market approval in one year, a record for cancer drugs

Basel, 21 November 2001 - Novartis announced today that the Japanese Ministry of Health, Labor and Welfare (MHLW) has approved the import of Glivec(R) (imatinib)(1) as an oral therapy for the treatment of adult patients with chronic myeloid leukemia (CML) in chronic and accelerated phases and in blast crisis.

"Novartis is very pleased that the health authorities in Japan have approved Glivec," said David Epstein, President, Novartis Oncology. "Glivec is a novel drug that offers unprecedented efficacy, and with the Japanese approval, we will have successfully launched Glivec in the US, EU and in Japan in less than seven months."

Clinical data
The application for import to the MHLW was based on data from Japanese clinical trials and Western registration data. The effectiveness of Glivec was measured by similar criteria to that used in Western trials, i.e. hematologic and cytogenetic response rates.

In chronic phase CML patients previously failing interferon-alpha therapy, the updated data from three large Phase II studies confirm near complete, durable hematologic responses in more than 90% of patients, with more than half achieving a complete or near complete disappearance of the Philadelphia chromosome in the bone marrow. Patients in the accelerated phase of the disease have maintained high levels of hematologic responses, with good cytogenetic response rates for this population of patients. Blast crisis patients continue to demonstrate rapid hematologic responses which are sustained in nearly a third of the responders. Similar effectiveness of Glivec has also been demonstrated in Japanese trials.

Glivec is currently approved in the European Union and in more than 35 countries, including the US, Brazil, Switzerland and Australia. It is expected to be available in hospitals in Japan by the end of the year.

Glivec is a signal transduction inhibitor which interferes with the pathways that signal the growth of tumor cells. It inhibits the specific chromosomal abnormality, the Philadelphia chromosome, which characterizes CML. An oral, once-a-day therapy, Glivec is one of the first oncology


    1 Outside the US: Glivec(R) (imatinib); in the US: Gleevec(TM) (imatinib mesylate)


                                                        Page 8 of 25 Total Pages
therapies developed with rational drug design, based on an understanding of how some cancer cells work. Traditional approaches to cancer treatment affect not only cancerous cells but also normal cells, often resulting in serious unwanted effects. In contrast, Glivec affects a specific component of the cell which is created by a genetic abnormality that causes the growth of cancerous cells.

The majority of patients treated with Glivec experienced adverse events at some time. Most events were of mild to moderate grade and treatment was discontinued for adverse events only in 1% of patients in chronic phase, 2% in accelerated phase and 5% in blast crisis. The most common side effects included: nausea, fluid retention, muscle cramps, diarrhea, vomiting, hemorrhage, musculoskeletal pain, skin rash, headache, fatigue, arthralgia, dyspepsia and dyspnoea, as well as neutropenia and thrombocytopenia. Clinical studies have suggested the earlier in the course of the disease Glivec therapy is initiated, the better the response.

Glivec presents new insights into CML
Dramatic early results with Glivec in patients who were extremely ill and had no other treatment options prompted Novartis to take the significant risk of scaling-up manufacturing and expediting the clinical development worldwide when the first evidence of the potential activity of Glivec became apparent. The first submissions for marketing authorization were filed only 32 months after the first dose in man. This timeline more than halved the typical drug development timeframe of approximately six years.

CML is a hematologic stem cell disorder caused by an abnormality in the DNA of the stem cells in bone marrow. This results in a gene that produces an abnormal protein. The protein disrupts the bone marrow's normally well-controlled production of white blood cells and results in a massive increase in the concentration of white blood cells. CML progresses through three phases - chronic, accelerated and blast crisis. After about five years of the chronic, or most common phase, the disease develops eventually into the advanced stages - accelerated then end-stage or "blast crisis" - which usually results in the death of patients in two to six months.

The foregoing release contains forward-looking statements that can be identified by terminology such as "is expected to be available," "indicates," "have suggested," "novel," "is anticipated shortly," or similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results with Glivec to be materially different from any future results, performance or achievements expressed or implied by such statements. In particular, management's ability to ensure satisfaction of the MHLW's further requirements in Japan is not guaranteed and management's expectations regarding commercialization of Glivec could be affected by, among other things, additional analysis of data; new data; unexpected clinical trial results; unexpected regulatory actions or delays or government regulation generally; the company's ability to obtain or maintain patent or other proprietary intellectual property protection; competition in general; and other risks and factors referred to in the Company's current Form 20-F on file with the Securities and Exchange Commission of the United States. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected.

Novartis AG (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2000, the Novartis Group's ongoing businesses achieved collective sales of CHF
29.1 billion (USD 17.2 billion) and a net income of CHF 6.5 billion (USD 3.9 billion). The Group invested approximately CHF 4.0 billion (USD 2.4 billion) in R&D. Novartis AG is headquartered in Basel, Switzerland. Novartis Group companies employ about 70,000 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com.

                                      # # #


                                                        Page 9 of 25 Total Pages

                                                       Novartis International AG
                                                       Novartis Communications
                                                       CH-4002 Basel
                                                       Switzerland
[Novartis Logo]                                        .
                                                       Tel +41 61 324 2200
                                                       Fax + 41 61 324 3300
                                                       Internet Address:
                                                       http://www.novartis.com

            MEDIA RELEASE o COMMUNIQUE AUX MEDIAS o MEDIENMITTEILUNG

Novartis' Biochemie unit opens new institute for basic research in antibiotics

New institute, in Vienna, to develop novel active substances to treat bacterial infections

Basel/Vienna, 9 November 2001 - Biochemie GmbH, a unit of Novartis' Generics business sector, opened a new research unit today devoted to developing and accelerating the development of innovative active substances to improve antibiotic therapy. The Antibiotic Research Institute (ABRI) is located in Vienna on the same site as the Novartis Research Institute (NFI). This announcement comes just one day after Novartis had revealed plans to create a new research center for tropical diseases, in Singapore.

Its location adjacent to NFI will enable ABRI to jointly use scientific equipment and facilities. ABRI currently has 12 laboratories and a research staff of 50 and an annual funding of approximately ATS 100 million (CHF 11 million).

ABRI's drug development strategy has two approaches. In one, scientists will use classes of compounds, e.g. beta-lactams, that are known to have antibiotic properties in an effort to produce new derivatives with different or improved effects. In the other, researchers will test substances that have not been fully investigated for potential activity against pathogens.

The establishment of the new institute is a further advance in Biochemie's tradition as a major producer of generic anti-infectives. In the decades following the discovery in 1951 by Dr Ernst Brandl and Dr Hans Margreiter of the first penicillin suitable for oral administration (i.e. in capsule or tablet form), the company established an international reputation on the strength of numerous innovations, particularly in the field of technology.

Biochemie GmbH, a unit of Novartis' Generics business sector, is a pharmaceutical and biotechnology company which operates worldwide and is one of the leading manufacturers of beta-lactam antibiotics (e.g. penicillins and cephalosporines). In 2000, total sales of ATS 10.9 billion (approx. CHF 900 million) were achieved, with 2087 employees. Finished drugs and active ingredients produced by Biochemie are used in more than 120 countries. Biochemie is Austria's largest pharmaceutical manufacturer and exporter, with exports accounting for 97.3% of sales in 2000.

This press release contains certain "forward-looking statements", relating to the Company's business, which can be identified by the use of forward-looking terminology such as "will", "will use", and "in an effort to", or similar expressions, or by discussions of strategy, plans or intentions. Such statements include descriptions of the Company's investment in research and development programs and anticipated expenditures in connection therewith, descriptions of new products expected to be introduced by the Company and anticipated customer demand for such products and products in the Company's existing portfolio. Such statements reflect the current views of the Company with respect to


                                                       Page 10 of 25 Total Pages
future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performances or achievements that may be expressed or implied by such forward-looking statements. These factors can be found in the Company's Form 20F filed with the Securities and Exchange Commission and include, among other things, unexpected regulatory delays, uncertainties relating to clinical trials and product development, the introduction of competing products, increased government pricing pressures, and the Company's ability to obtain or maintain patent and other proprietary intellectual property protection. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected.

Novartis AG (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2000, the Novartis Group's ongoing businesses achieved collective sales of CHF
29.1 billion and a net income of CHF 6.5 billion. The Group invested approximately CHF 4.0 billion in R&D. Novartis AG is headquartered in Basel, Switzerland. Novartis Group companies employ about 70 000 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com.


                                      # # #



                                                       Page 11 of 25 Total Pages

                                                       Novartis International AG
                                                       Novartis Communications
                                                       CH-4002 Basel
                                                       Switzerland
[Novartis Logo                                         .
                                                       Tel +41 61 324 2200
                                                       Fax + 41 61 324 3300
                                                       Internet Address:
                                                       http://www.novartis.com

            MEDIA RELEASE o COMMUNIQUE AUX MEDIAS o MEDIENMITTEILUNG

Novartis creates new Singapore research institute for tropical diseases

o    Total project spending expected to reach SGD 220 million (USD 122 million)
o Long-term commitment to advance medical research for patients in developing world with progressive infectious and parasitic diseases
o    Focus on two neglected diseases: Tuberculosis and Dengue fever


Basel / Singapore, 8 November 2001 - Novartis announced today the establishment of a new tropical diseases research center in Singapore involving a SGD 220 million investment. The center will be called the Novartis Institute for Tropical Diseases and is the result of an agreement between Novartis and the Singapore Economic Development Board (EDB).

The objective of the Institute is to advance medical research in the area of progressive infectious and parasitic diseases that affect so many people in the developing world. Historically, due to the high cost of drug discovery and development, there has been little focus on funding research in this area, especially as the financial returns have been viewed as unattractive. Novartis views this as a long term endeavor to enhance the discovery of preventative and effective treatments for diseases like tuberculosis (TB) and dengue, and ultimately reduce the overall affliction of tropical diseases and improve the prosperity of developing countries.

Commenting on this, Dr. Daniel Vasella, Chairman and CEO of Novartis, said, "We believe that investments of this kind need to be undertaken if significant advances towards the treatment and prevention of these diseases are going to be realized. A recently released report indicated that tropical diseases alone account for 10% of the global disease burden, but virtually no new medicines are being developed. Tuberculosis and dengue fever remain major, and increasingly prevalent, public health problems around the world, particularly in developing countries, and Novartis is committed to contributing to finding solutions to help deal with them".

Novartis chose Singapore as the site for the research institute because of its location, infrastructure and strong focus on the development of biomedical sciences research. "Singapore is widely recognized as a regional centre of excellence where a modern scientific research centre such as this will thrive" said Dr. Vasella. "The institute will benefit from the high quality of local scientific expertise and close proximity to patients in nearby countries where tropical diseases are endemic. We also look forward to close collaboration with academic centers and other centers of excellence that are already established ".


                                                       Page 12 of 25 Total Pages

Through the research institute Novartis aims to attract top scientists to investigate novel therapeutic approaches with the goal of discovering and developing new treatments, vaccines and cures for tropical diseases. The institute will employ about sixty full-time scientists and technicians, and is expected to interact with Novartis centers worldwide and the established international network of tropical disease institutes.

Commenting on the creation of the research institute, Mr. Philip Yeo, Co-Chairman of the EDB and Chairman of the National Science and Technology Board
(NSTB), said, "We warmly welcome Novartis to the growing Biomedical Sciences research community in Singapore. The Novartis Institute for Tropical Diseases provides strong boost to the EDB's plan to encourage Biomedical Sciences R&D activities in Singapore. Today's announcement is a testimony of Novartis' confidence in Singapore's Biomedical Sciences capabilities. We are most pleased to work with an industry leader, and a committed partner like Novartis in this project."

The Novartis Institute for Tropical Diseases will also receive support from the EDB's SGD 1 billion (USD 600 million) R&D Fund, which was set up in June 2000 to promote private R&D activities over the next five years. This Fund will enable Singapore to attract world-class companies to carry out their research activities here. This is part of the EDB's vision to develop Singapore into a world class hub for Biomedical Sciences with total business capabilities.

As an independent fully-fledged R&D center, the Novartis Institute for Tropical Diseases will develop an integrated range of drug discovery capabilities. Mr. Yeo added, "The study of Tropical Diseases is an important area of research. It will sharpen Singapore's capabilities in infectious diseases. The Institute will foster greater vibrancy in the research community in Singapore, and add a commercial orientation to the current R&D activities being undertaken here."

TB kills over 2 million people a year, or 5 000 people a day, and about 2 billion people have the disease. The World Health Organization has declared TB a global emergency although South East Asia accounts for the majority of cases worldwide, and the incidence of infection is rising sharply in countries such as Thailand, Myanmar, and Indonesia. In addition, there are signs of re-emergence of TB in developing countries as well. Available drug treatments can be effective but treatment is complicated and resistance is rapidly developing. Dengue fever, a mosquito-borne infection causing fever, severe joint pain and, in some cases, hemorrhage and shock, affects some 50 million people in 5 continents, and is also showing dramatic increases in infection rates. It is a viral illness for which there is no known cure or vaccine.

The research institute will be located initially in the Singapore Science Park before relocating to the new Biopolis facility in 2003. It aims to initiate research and discovery programs early next year.


About Novartis
Novartis AG (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2000, the Novartis Group's ongoing businesses achieved collective sales of CHF
29.1 billion (USD 17.2 billion) and a net income of CHF 6.5 billion (USD 3.9 billion). The Group invested approximately CHF 4.0 billion (USD 2.4 billion) in R&D. Novartis AG is headquartered in Basel, Switzerland. Novartis Group companies employ about 70 000 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com.

About Singapore EDB
EDB is the lead government agency that plans and executes strategies to boost the Singapore economy in the manufacturing, manufacturing services and traded services sectors. Set up in 1961, it has played a key role in transforming Singapore into a first-world business location of choice, at


                                                       Page 13 of 25 Total Pages
the forefront of the most competitive global economies. Information about the EDB is available at www.sedb.com.

Through its Biomedical Sciences Group, the EDB promotes and enhances the range of biomedical sciences activities and ensures that there is a sound infrastructure to support such activities in Singapore. With an international network of 16 offices around the world, the EDB interacts with both established and growing biomedical sciences companies in the pharmaceutical, biotechnology, medical devices and healthcare services industries. Information on the biomedical sciences industry in Singapore is available at www.biomed-singapore.com


                                      # # #


                                                       Page 14 of 25 Total Pages

                              Investor Relations       Novartis International AG
                                                       CH-4002 Basel
                                                       Switzerland
                                                       Karen J Huebscher, PH.D.
                                                       Tel +41 61 324 8433
 [Novartis Logo]                                       Nafida Bendali
                                                       Tel +41 61 324 3514
                                                       Sabine Moravi, MBA
                                                       Tel + 41 61 324 8989
                                                       Fax + 41 61 324 8844
                                                       Internet Address:
                                                       http://www.novartis.com

                         - Investor Relations Release -

Novel Novartis leukemia drug Glivec(R) receives approval in European Union

Oral cancer drug discovered and developed by Novartis offers unprecedented efficacy and tolerability

Basel, 8 November, 2001 - Novartis announced today that the European Commission
(EC) has granted a community marketing authorization for Glivec(R) (imatinib)(1) in the European Union (EU) as an oral therapy for the treatment of adult patients with Philadelphia chromosome (Bcr-Abl) positive chronic myeloid leukemia (CML) in chronic phase after failure of interferon-alpha therapy, or in accelerated phase or blast crisis. The approval follows a positive recommendation by the EU's Committee for Proprietary Medicinal Products (CPMP) in July 2001.

"We are pleased to see that medical and regulatory authorities around the world are recognizing the value of Glivec in treating CML. With this approval, Glivec, which is already changing the paradigm of CML treatment for thousands of patients worldwide, brings the next wave of cancer treatment to the European Union," said David Epstein, President, Novartis Oncology.

Clinical Data
The application for marketing authorization was based on Phase I and Phase II data from more than 1000 patients participating in a global clinical trials program. The effectiveness of Glivec was measured in terms of hematologic and cytogenetic response rates.

In chronic phase CML patients previously failing interferon-alpha therapy, the updated data confirm near complete, durable hematologic responses in more than 90% of patients, with more than half achieving a complete or near complete disappearance of the Philadelphia chromosome in the bone marrow. Patients in the accelerated phase of the disease have maintained high levels of hematologic responses, with good cytogenetic response rates for this population of patients. Blast crisis patients continue to demonstrate rapid hematologic responses which are sustained in nearly a third of the responders.

Glivec is currently marketed in more than 35 countries, including the US, Brazil, Switzerland and Australia. This novel therapy is a signal transduction inhibitor, which potentially interferes with the pathways that signal the growth of tumor cells. It inhibits the specific chromosomal abnormality, the Philadelphia chromosome, which characterizes CML. Traditional approaches to cancer treatment affect not only cancerous cells, but also normal cells, often resulting in serious


    1 Outside the US: Glivec(R) (imatinib); in the US: Gleevec(TM) (imatinib mesylate)

                                                       Page 15 of 25 Total Pages
unwanted effects. In contrast, Glivec affects a specific component of the cell that is created by a genetic abnormality that causes the growth of cancerous cells.

The majority of patients treated with Glivec experienced adverse events at some time. Most events were of mild to moderate grade and treatment was discontinued for adverse events only in 1% of patients in chronic phase, 2% in accelerated phase and 5% in blast crisis. The most common side effects included nausea, fluid retention, muscle cramps, diarrhea, vomiting, hemorrhage, musculoskeletal pain, skin rash, headache, fatigue, arthralgia, dyspepsia and dyspnoea, as well as neutropenia and thrombocytopenia. Clinical studies have suggested the earlier in the course of the disease Glivec therapy is initiated, the better the response.

Glivec Presents New Insights Into CML
Glivec is one of the first oncology drugs that validates rational drug design based on the understanding of how some cancer cells work. Dramatic early results in patients who were extremely ill and had no other treatment options prompted Novartis to take the significant risk of scaling-up manufacturing and expediting the clinical development when the first evidence of the potential activity of Glivec became apparent. The first submissions for marketing authorization were filed only 32 months after the first dose in man. This timeline more than halved the typical drug development timeframe of approximately six years.

CML is a hematologic stem cell disorder caused by an abnormality in the DNA of the stem cells in bone marrow. This results in a gene that produces an abnormal protein. The protein disrupts the bone marrow's normally well-controlled production of white blood cells and results in a massive increase in the concentration of white blood cells. CML progresses through three phases - chronic, accelerated and blast crisis. After about five years of the chronic, or most common phase, the disease develops eventually into the advanced stages - accelerated then end-stage or blast crisis - which usually results in the death of patients in two to six months.

This release contains certain "forward-looking statements," relating to the Company's business, which can be identified by the use of forward-looking terminology such as "novel therapy," "next wave," "continue to demonstrate," "causes," "potentially," or similar expressions, or by discussions of strategy, plans or intentions. Such statements include descriptions of Glivec, which is expected to be introduced by the Company, and anticipated customer demand for Glivec. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performances or achievements that may be expressed or implied by such forward-looking statements. Some of these are uncertainties relating to unexpected regulatory delays, government regulation or competition in general, and future results from clinical trials as well as factors discussed in the Company's Form 20F filed with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected.

Novartis AG (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2000, the Novartis Group's ongoing businesses achieved collective sales of CHF
29.1 billion (USD 17.2 billion) and a net income of CHF 6.5 billion (USD 3.9 billion). The Group invested approximately CHF 4.0 billion (USD 2.4 billion) in R&D. Novartis AG is headquartered in Basel, Switzerland. Novartis Group companies employ about 70,000 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com.


                                                       Page 16 of 25 Total Pages

                                                       Novartis International AG
                                                       Novartis Communications
                                                       CH-4002 Basel
                                                       Switzerland
[Novartis Logo]                                        .
                                                       Tel +41 61 324 2200
                                                       Fax + 41 61 324 3300
                                                       Internet Address:
                                                       http://www.novartis.com

            MEDIA RELEASE o COMMUNIQUE AUX MEDIAS o MEDIENMITTEILUNG

Novartis unveils CareCardSM drug discount program in the US to aid needy elderly people who lack prescription drug coverage

Plan aims to provide financial assistance to needy senior citizens in the US

Company supports industry-wide "call to action"

East Hanover, New Jersey, 7 November 2001 -- Novartis Pharmaceuticals Corporation, a US affiliate of Novartis Pharma AG, announced today a valuable US discount program called the Novartis CareCardSM. Scheduled for launch in January 2002, the CareCard is designed to make prescriptions more affordable for low-income elderly Americans who lack drug coverage. An estimated 10 million Americans are expected to qualify for the CareCard. Novartis also issued an industry-wide call to action, encouraging other pharmaceutical companies to create programs to deliver real value to the low-income elderly.

"Novartis is committed to helping elderly low-income patients obtain their medications in a timely, affordable manner," said Daniel Vasella, MD, Chairman and Chief Executive Officer of Novartis AG. "Our goal with the Novartis CareCard is to provide a nationwide discount program that helps assure that medicines reach elderly patients who need them but who cannot afford them. If each company were to undertake a program similar to ours, there could be a cost saving of USD 100 billion over the next decade for the most needy, elderly Americans."

While the elderly currently represent approximately 12.6% of the US population, 38% of all prescriptions are written for this group. An estimated one-third of community-based seniors lack drug coverage and are facing mounting prescription costs, as traditional sources of coverage (i.e., employers and HMOs) are eliminating and reducing benefits and increasingly shifting costs to patients.

"We hope the Novartis CareCard serves as a foundation for cooperation between the pharmaceutical industry and federal government to provide low-income elderly Americans the comprehensive access to medicines they need and deserve," said Paulo Costa, Chief Executive Officer, Novartis Pharmaceuticals Corporation. "We would welcome a federal government initiative which includes supplementary coverage, limiting to a reasonable amount the maximum exposure for annual drug costs among low-income elderly."

The CareCard will use an administrative infrastructure managed by an independent third party to serve as a viable foundation for other pharmaceutical companies to integrate their own programs. Pharmacy retailers will be the primary means for program enrollment and prescription delivery. Given pharmacists' expertise and frequent contact with patients, Novartis envisions their playing a critical role to enhance the effectiveness of the program.

"Novartis is offering an innovative solution in working with the federal government in our efforts to make prescription medicines more accessible to those seniors who cannot afford them," said


                                                       Page 17 of 25 Total Pages

Tommy G. Thompson, Secretary of Health and Human Services. "Moving forward, it will be necessary for the Administration, the Congress, and the private sector to work together to formulate a more comprehensive solution to this challenging problem."


How the Novartis CareCard Program Works
The Novartis CareCard will be available free of charge. It will provide a discount of 25% off the wholesale list price. This should translate to patient savings of between 30-40% off of retail prices. Individuals will qualify if they are age 65 or over, with an annual income of less than 300% of the Federal Poverty Level (approximately USD 26 000 for an individual; USD 35 000 for a couple) who do not currently have alternative prescription drug coverage. This target population includes approximately 80% of Medicare enrollees who lack coverage, or about 10 million people. Those interested in learning more about the Novartis CareCard can call +1-866-974-CARE (2273), or log on to the Novartis website (www.novartis.com). The program will be officially launched on 1 January 2002 and will cover all Novartis Pharmaceuticals Corporation outpatient prescription products in the US.(1)

The Novartis list of products in the US includes key drugs for diseases affecting the senior population, such as Diovan(R) (valsartan) for high blood pressure, Exelon(R) (rivastigmine tartrate) for Alzheimer's disease, Lamisil Oral(R) (terbinafine hydrochloride tablets) for fungal infections, Lescol(R) (fluvastatin sodium) for high cholesterol, Lotensin(R) (benazapril hydrochloride) for high blood pressure, Lotrel(R) (amlodipine and benazepril hydrochloride) for high blood pressure, and Miacalcin Nasal Spray(R) (calcitonin salmon) for osteoporosis. Novartis Pharmaceuticals is also working with other Novartis AG healthcare companies to consider ways of expanding the program.

For example, in a sample of pharmacy retailers, the average price to consumers for a 3-month supply of Diovan was USD 139. In this particular sample, CareCard would deliver savings on Diovan of USD 41, or 30% of the average price, resulting in a net price to consumer of USD 98.

Novartis has demonstrated a long-standing commitment to providing its medications to patients in need of financial assistance. The company's patient assistance program will continue to provide support for selected key products and the CareCard program supplements its efforts by specifically targeting low-income seniors and encompassing a broader product portfolio.

Novartis Pharmaceuticals Corporation is an affiliate of Novartis AG (NYSE: NVS), a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. Novartis AG is headquartered in Basel, Switzerland. Novartis Group companies employ about 70 000 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com

1 Hospital products that are already covered by Medicare are excluded, as are selected specialty products already covered by Novartis access programs.

Full US prescribing information for Novartis products listed in this press release is available from http://www.pharma.us.novartis.com/what/pi.html


                                                       Page 18 of 25 Total Pages

                              Investor Relations       Novartis International AG
                                                       CH-4002 Basel
                                                       Switzerland
                                                       Karen J Huebscher, PH.D.
[Novartis Logo]                                        Tel +41 61 324 8433
                                                       Nafida Bendali
                                                       Tel +41 61 324 3514
                                                       Sabine Moravi, MBA
                                                       Tel + 41 61 324 8989
                                                       Fax + 41 61 324 8844
                                                       Internet Address:
                                                       http://www.novartis.com

                         - Investor Relations Release -

Estradot(R), Novartis` new-generation estrogen matrix patch, completes European Mutual Recognition Procedure

New Dot Matrix(TM)17-beta estradiol patch is one-third the size of competing products

Basel, 2 November 2001 - Novartis announced today that the European Mutual Recognition Procedure (MRP) for Estradot has been completed and the new product should become available as soon as member states have issued licenses and appropriate reimbursement matters have been addressed.

Estradot (transdermal 17-beta estradiol) is an advanced transdermal estrogen replacement therapy (ERT) patch, for relief of vasomotor symptoms such as hot flushes, night sweats and vaginal dryness in postmenopausal women. Estradot is also indicated for the prevention of postmenopausal osteoporosis.

"The introduction of Estradot will give European women an exciting new choice in estrogen replacement therapy," said Thomas Ebeling, CEO, Novartis Pharma. "Estradot is the smallest estrogen patch in the world with a state-of-the-art delivery system providing skin adhesion and tolerability superior to existing patches."

Estradot is designed to release the same natural estrogen produced by women prior to menopause, smoothly, without peaks or troughs, and at a significantly lower dose than oral therapies. It is the world's smallest estrogen replacement therapy (ERT) patch, and has already been launched in Canada, where it is available in four strengths (37.5, 50, 75, or 100 micrograms estradiol/day) to meet individual patient needs. At one-third the size of competing products, its advance over earlier transdermal product generations is expected to make hormone replacement patch delivery more accessible and desirable for women patients.

Menopausal symptoms include hot flushes and night sweats, disturbed sleep, memory loss, and skin atrophy, as well as the potential for developing osteoporosis later in life. It is estimated that by 2005, 36% of women will be over the age of 50 and have a potential need for alleviation of distressing menopausal symptoms, which compromise their quality of life. Novartis pioneered transdermal hormone replacement therapy (HRT) in the 1980s to meet the needs of peri- and post-menopausal women requiring relief from menopausal symptoms and protection against osteoporosis.

Developed and manufactured by Noven Pharmaceuticals Inc, based in the US, Estradot is licensed by Novartis Pharma AG in all countries outside the US and Japan. With today's decision, Novartis will now obtain marketing authorizations for Estradot in all European Union Member States under the Mutual Recognition Procedure (MRP). In the US, Novartis Pharmaceuticals Inc. and Noven market the product as Vivelle-Dot(TM) through their jointly-owned Women's Health company, Vivelle Ventures LLC (also known as Novogyne Pharmaceuticals). The US Food and Drug Administration granted VivelleDot(TM) marketing clearance in May 1999.


                                                       Page 19 of 25 Total Pages

This release contains certain "forward-looking statements" relating to the business of Novartis, which can be identified by the use of forward-looking terminology such as "should become available", "is expected", "estimated", "potential", or similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There are no guarantees that the aforementioned completion of the MRP will result in the commercialization of any product in any market. Any such commercialization can be affected by, amongst other things, uncertainties relating to product development, regulatory actions or delays or government regulation generally, the ability to obtain or maintain patent or other proprietary intellectual property protection and competition in general, as well as factors discussed in the Form 20F filed by Novartis AG with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected.

Novartis AG (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2000, the Novartis Group's ongoing businesses achieved collective sales of CHF
29.1 billion (USD 17.2 billion) and a net income of CHF 6.5 billion (USD 3.9 billion). The Group invested approximately CHF 4.0 billion (USD 2.4 billion) in R&D. Novartis AG is headquartered in Basel, Switzerland. Novartis Group companies employ about 70 000 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com.


                                      # # #


                                                       Page 20 of 25 Total Pages

                              Investor Relations       Novartis International AG
                                                       CH-4002 Basel
                                                       Switzerland
                                                       Karen J Huebscher, PH.D.
                                                       Tel +41 61 324 8433
                                                       Nafida Bendali
                                                       Tel +41 61 324 3514
                                                       Sabine Moravi, MBA
                                                       Tel + 41 61 324 8989
                                                       Fax + 41 61 324 8844
                                                       Internet Address:
                                                       http://www.novartis.com

                         - Investor Relations Release -

Novartis announces new structure for its Board of Directors

New committees strengthen Board functions ensuring good corporate governance


Basel, 2 November 2001 - Novartis today announced changes in several committees of its Board of Directors and further outlined the responsibilities of its Board members in line with the newest developments in global corporate governance policies.

Dr. Daniel Vasella, Chairman and CEO of Novartis AG commented: "With these changes we are defining specific responsibilities of our Board members and further fulfill our commitment to best practice in global corporate governance in the interests of our shareholders."

Novartis will have now four permanent committees reporting to the Board: the Chairman's Committee, the Compensation Committee, the Audit and Compliance Committee and the newly created Corporate Governance Committee.

o The Chairman's Committee deals with all business matters that may arise between meetings of the Board. In addition to other duties, it also approves certain high-level employment appointments, capital investments, and acquisitions of material significance to the company. It meets approximately eleven times a year and is composed of five members: Dr. Daniel Vasella (Chairman), Prof. Helmut Sihler, Hans-Jorg Rudloff, Heini Lippuner, and William W. George, who is newly appointed.

o The Compensation Committee proposes the remuneration of Board members, decides the terms of employment of the members of the Novartis Executive Committee, evaluates the performance of the Chairman and CEO and determines his compensation. It convenes at least twice a year and has three members:
     Prof. Helmut Sihler (Chairman), Hans-Jorg Rudloff and William George.

o The Audit and Compliance Committee oversees accounting and financial reporting practices as well as the new additional duty of ensuring compliance with the law and regulatory requirements. Among its key tasks are the selection and evaluation of the external auditors, changes in significant accounting policies, review of internal control structure and risk management, and the adherence of the organization to laws, regulations and the Novartis Code of Conduct. This includes oversight of policies, such as those on Insider Trading and adherence to the Global Compact. The Committee meets at least four times a year, and has four members. At least one of them must have past employment experience in finance or accounting and all must be independent of Novartis. The Committee members are: Prof. Helmut Sihler (Chairman), Dr. Birgit Breuel, Dr. Hans-Ulrich Doerig and Walter Frehner.


                                                       Page 21 of 25 Total Pages

o The Corporate Governance Committee has been created with the duty of focusing on Board nominations, Board performance evaluation, potential conflict of interest, and good corporate governance. It is also responsible for discussing the succession of the Chairman and CEO. Meeting at least twice a year, it will have four members: William George (Chairman), Prof. Helmut Sihler, Hans-Jorg Rudloff and Prof. Rolf Zinkernagel.

Prof. Helmut Sihler will continue as Lead outside Director. Novartis' new committee structure and membership will contribute to utilizing fully the expertise of its Board members.

With the exception of the Chairman, Dr. Daniel Vasella, who heads the Chairman's Committee, all members are independent, outside experts. The term of office for each Board member will be reduced from four to three years, subject to approval at the next Annual General Meeting in March 2002. A regular performance review of individual Board members will be carried out before proposing their re-election.

Corporate governance for quoted companies is currently being debated in Switzerland and an expert group published a proposal for a new Swiss Code of Best Practice on 24 September 2001. Novartis is a global Swiss-based company, with more than 90% of its Group sales outside Switzerland and more than 40% in the US. In the spring of 2000, Novartis became one of the few Swiss companies to be listed on the New York Stock Exchange. Since then, American Depository Share holdings have doubled, with a four-fold growth in trading volume. Novartis is continuously striving to enhance its transparency and communications with its shareholders and the global financial community.

Novartis AG (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2000, the Novartis Group's ongoing businesses achieved collective sales of CHF
29.1 billion (USD 17.2 billion) and a net income of CHF 6.5 billion (USD 3.9 billion). The Group invested approximately CHF 4.0 billion (USD 2.4 billion) in R&D. Novartis AG is headquartered in Basel, Switzerland. Novartis Group companies employ about 70 000 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com.

                                      # # #


                                                       Page 22 of 25 Total Pages

                                                       Novartis International AG
                                                       Novartis Communications
                                                       CH-4002 Basel
                                                       Switzerland
[Novartis Logo]                                        .
                                                       Tel +41 61 324 2200
                                                       Fax + 41 61 324 3300
                                                       Internet Address:
                                                       http://www.novartis.com

            MEDIA RELEASE o COMMUNIQUE AUX MEDIAS o MEDIENMITTEILUNG

Genentech and Novartis update Xolair(TM) BLA amendment timeline

South San Francisco / Calif., and Basel / Switzerland, 1 November 2001 - Genentech, Inc. and Novartis Pharma AG today announced plans to submit an amendment to the Biologics License Application (BLA) for Xolair(TM) (Omalizumab) to the FDA in the fourth quarter 2002. The announcement clarifies submission expectations originally outlined by the companies in July 2001. The content of the Xolair BLA amendment will address requests for additional information made by the FDA in a Complete Response letter issued in July 2001 and the companies expect that data from ongoing trials will satisfy those requests.

"We had productive discussions with the FDA during which we reviewed our plans for responding to requests in the Complete Response letter, and have a projected goal to submit a Xolair BLA amendment to the agency by the end of 2002," said Susan D. Hellmann, MD, MPH, executive vice president, Development and Product Operations, and chief medical officer for Genentech.

Complete Response letters generally indicate that the FDA requires additional data to complete its review of an application. The July 5, 2001 Complete Response letter requested additional analyses of Xolair preclinical, clinical and pharmacokinetic information. Genentech and Novartis submitted the original BLA package on June 6, 2000.

"We have a clear action plan for Xolair and are pleased with the outcome of these discussions with the FDA regarding our proposed submission strategy and timeline. We intend to move forward to reach our goal of a filing by the end of 2002," stated Joerg Reinhardt, Head of Development, Novartis Pharma. The companies are seeking approval of Xolair for allergic asthma in adults and adolescents, greater than 12 years of age, subject to final review and approval by the FDA.

Xolair is a monoclonal antibody to IgE in development under an agreement among Novartis Pharma AG, Genentech, Inc. and Tanox, Inc. It is the first agent to specifically target IgE. By binding to IgE antibodies, Xolair prevents IgE from attaching to mast cells. Without IgE bound to mast cells, the presence of allergen will not cause the release of chemical mediators like histamine and leukotrienes, which lead to the symptoms and inflammation of allergic asthma. In trials to date, Xolair has been administered as a subcutaneous (under the skin) injection every two to four weeks, at a dose depending on patients' body weight and IgE levels. If approved, Xolair will be a first-in-class drug, and the first product to specifically target allergic asthma in adults.

The foregoing release contains forward-looking statements relating to the expected time frame for filing the Xolair BLA amendment with the FDA and the adequacy of such amendment in complying with the FDA's request for additional information. Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There are no guarantees that the expected filing time frame will be met, that the amendment will adequately comply with the FDA's request or that the aforementioned actions


                                                       Page 23 of 25 Total Pages
will result in the commercialization of Xolair in any market. The filing time frame, the adequacy of the filing and commercialization can be affected by, among other things, uncertainties relating to product development, regulatory actions or delays or government regulation generally, the ability to obtain or maintain patent or other proprietary intellectual property protection and competition in general. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as expected.

About Novartis
Novartis AG (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2000, the Novartis Group's ongoing businesses achieved collective sales of CHF
29.1 billion (USD 17.2 billion) and a net income of CHF 6.5 billion (USD 3.9 billion). The Group invested approximately CHF 4.0 billion (USD 2.4 billion) in R&D. Novartis AG is headquartered in Basel, Switzerland. Novartis Group companies employ about 70 000 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com.

About Genentech
Genentech, Inc. is a leading biotechnology company that discovers, develops, manufactures, and markets human pharmaceuticals for significant unmet medical needs. Fifteen of the currently approved biotechnology products stem from or are based on Genentech science. Genentech manufactures and markets ten biotechnology products directly in the United States. The company has headquarters in South San Francisco, California, and is traded on the New York Stock Exchange under the symbol DNA.

                                      # # #

CONTACT:

Media relations
Shelley Schneiderman                        Harry Rohme
Genentech, Inc.                             Novartis Pharmaceuticals Corporation
+1 650 225-7848                             +1 973 781-5151

Investor relations
Susan Bentley                               Kamran Tavangar
Genentech, Inc.                             Novartis Corporation
+1 650 225-1034                             +1 212 830-2402



                                                       Page 24 of 25 Total Pages

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           Novartis AG


Date:    December 6, 2001                  By:  /s/ RAYMUND BREU
                                              ----------------------------------

                                           Name:   Raymund Breu
                                           Title:  Chief Financial Officer



                                                       Page 25 of 25 Total Pages